Exhibit 99.1

Descartes Acquires Datamyne
Acquisition Expands Descartes’ Content Solutions with Comprehensive Logistics Trade Data

WATERLOO, Ontario, December 23, 2016 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce via the Global Logistics Network (GLN), announced that it has acquired Datamyne, a leading provider of cloud-based trade data content solutions for customers to analyze import and export trade activity.

Datamyne, primarily operating in the U.S. and South America, collects, cleanses and commercializes logistics trade data from over 50 nations across 5 continents, including key markets in North America, Latin America, Asia, Africa, and the European Union.   More than 100 million records are gathered each year from official filings with customs authorities and trade ministries. Subscribers use Datamyne’s web‐based solutions and business intelligence tools to augment, speed up and simplify trade data research, and to shape global marketing, prospecting, and sourcing strategies.

“Datamyne is the market leader for logistics trade data with extensive geographic coverage, deep content domain expertise, and proven applications that provide a powerful and intuitive user experience,” said Brendan McCahill, CEO of Datamyne and now SVP of Trade Data Content solutions at Descartes. “Many Datamyne customers who use our solutions to make informed decisions about sourcing and shipping activity also use Descartes’ Global Logistics Network to manage and execute the resulting shipments.  Datamyne and Descartes are a natural combination that can bring positive benefits to our respective customers, and creates a truly differentiated offering in the market.”

Descartes’ GLN, complemented by Datamyne’s content and solutions, is the logical place for multi-national shippers, logistics intermediaries and transportation carriers to manage the complete life-cycle of a shipment, including:

•	Researching and making informed decisions about potential trading and logistics partners;
•	Classifying goods appropriately and submitting compliant documentation; and
•	Moving goods efficiently and securely while collaborating with a broad ecosystem of parties.

Nearly 3,000 Datamyne customers will now join the world's largest, collaborative multimodal logistics community and have access to a wider set of solutions via Descartes’ Global Logistics Network.

“Datamyne broadens our trade data content footprint beyond customs and regulatory data and into logistics trade data,” said Edward J Ryan, Descartes’ CEO. “This enables Descartes’ customers to make even better decisions using the Global Logistics Network, and gives Datamyne customers access to the leading platform for shipment execution.”

Datamyne is headquartered in Miami, FL and has offices in Uruguay, Argentina and Brazil.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

Datamyne is a portfolio company of Nassau Point Investors LLC, a private equity firm based in Greenwich, CT.  The purchase price for the acquisition was approximately US $52.7 million in cash.

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

About Datamyne

For more information about Datamyne, visit http://www.datamyne.com/.

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com